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                 May 1, 2020

       H. Lynn Harton
       Chief Executive Officer
       United Community Banks, Inc.
       2 West Washington Street, Suite 700
       Greenville, SC 29601

                                                        Re: United Community
Banks, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed April 27,
2020
                                                            File No. 333-237862

       Dear Mr. Harton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-
       8071 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance